Term sheet	Term sheet to
To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011,	Product Supplement No. 4-l Registration Statement No. 333-177923
product supplement no. 4-I dated November 14, 2011 and	Dated January 15, 2014; Rule 433
underlying supplement no. 1-I dated November 14, 2011

Structured Investments	$ Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust due January 30, 2015

General

•	The notes are designed for investors who seek a return of 3 times the appreciation of the SPDR® Gold Trust up to a maximum return that will not be less than 10.00% or greater than 12.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 5%, be willing to lose up to 95% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 30, 2015*
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about January 17, 2014 and are expected to settle on or about January 23, 2014.

Key Terms

Fund:	The SPDR® Gold Trust (Bloomberg ticker: “GLD”) (the “Fund”)
Upside Leverage Factor:	3
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 3, subject to the Maximum Return. Accordingly, if the Final Share Price is greater than the Initial Share Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 +[$1,000 x (Fund Return x 3)], subject to the Maximum Return

If the Final Share Price is equal to or less than the Initial Share Price by up to 5%, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price by more than 5%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 5%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Fund Return+5%)]
If the Final Share Price is less than the Initial Share Price by more than 5%, you could lose up to $950 per $1,000 principal amount note.
Maximum Return:	Between 10.00% and 12.00%. For example, assuming the Maximum Return is 10.00%, if the Fund Return is equal to or greater than approximately 3.33%, you will receive the Maximum Return of 10.00%, which entitles you to a maximum payment at maturity of $1,100 per $1,000 principal amount note that you hold. The actual Maximum Return will be provided in the pricing supplement and will not be less than 10.00% or greater than 12.00%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,100 or greater than $1,120.
Buffer Amount:	5%
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the pricing date, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Descriptions of Notes — Payment at Maturity” and “General Terms of Notes — A. Additional Fund Provisions — Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information about these adjustments.
Original Issue Date (Settlement Date):	January 23, 2014
Observation Date*:	January 27, 2015
Maturity Date*:	January 30, 2015
CUSIP:	48126NX51
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I.

Investing in the Capped Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1)	See "Supplemental Use of Proceeds" in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $3.70 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $992.30 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $992.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 15, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no.4-I and “Risk Factors” in the accompanying underlying supplement no.1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 3, up to the Maximum Return. The actual Maximum Return will be provided in the pricing supplement and will not be less than 10.00% or greater than 12.00%. Accordingly, the actual maximum payment at maturity will not be less than $1,100 or greater than $1,120 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Final Share Price is not less than the Initial Share Price by more than 5%. If the Final Share Price is less than the Initial Share Price by more than 5%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 5%, you will lose an amount equal to 1% of the principal amount of your notes.
•	RETURN LINKED TO THE SPDR® Gold Trust — The SPDR® Gold Trust is an investment trust sponsored by World Gold Trust Services, LLC. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee, HSBC Bank USA, N.A. is the custodian and State Street Global Markets, LLC is the marketing agent for the SPDR® Gold Trust. The SPDR® Gold Trust holds gold bars. The investment objective of the SPDR® Gold Trust is to reflect the performance of the price of gold bullion, less the SPDR® Gold Trust’s expenses. We refer to gold as the Underlying Commodity with respect to the SPDR® Gold Trust. The shares of the SPDR® Gold Trust trade on NYSE Arca, Inc. (“NYSE Arca”) under the symbol “GLD.” For additional information about the SPDR® Gold Trust, see “Fund Descriptions — The SPDR® Gold Trust” in the accompanying underlying supplement no. 1-I.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated

JPMorgan Structured Investments —	TS-1
Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust

as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund or in any of the component securities of the Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed to loss if the Final Share Price is less than the Initial Share Price by more than 5%. For every 1% that the Final Share Price is less than the Initial Share Price by more than 5%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you may lose up to 95% of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Fund, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be provided in the pricing supplement and will not be less than 10.00% or greater than 12.00%.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS's estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.
•	JPMS'S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS'S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS' ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant
JPMorgan Structured Investments —	TS-2
Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust

factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	JPMS'S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS'S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “ -— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Fund;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Fund;
•	interest and yield rates in the market generally;
•	the exchange rates and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Fund trade and correlation among those rates and the price of one share of the Fund;
•	a variety of other economic, financial, political, regulatory and judicial events; and
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Fund would have.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING SHARES OF THE FUNDS OR GOLD DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased shares of the SPDR® Gold Trust, gold or other exchange-traded or over-the-counter instruments based on the price of gold. Additionally, the performance of the Fund may not fully replicate the performance of the price of gold due to the fees and expenses charged by the Fund.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although shares of the Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.
JPMorgan Structured Investments —	TS-3
Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust

•	DIFFERENCE BETWEEN THE FUND AND THE UNDERLYING COMMODITY — The performance of the Fund may not fully replicate the performance of the price of its Underlying Commodity due to the fees and expenses charged by the Fund or by restrictions on access to the Underlying Commodity due to other circumstances. The Fund does not generate any income and as the Fund regularly sells its Underlying Commodity to pay for ongoing expenses, the amount of the Underlying Commodity represented by each share gradually declines over time. The Fund sells its Underlying Commodity to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of the Underlying Commodity. The sale by the Fund of its Underlying Commodity to pay expenses at a time of low prices for the Underlying Commodity could adversely affect the value of the notes. Additionally, there is a risk that part or all of the Fund’s holdings in the Underlying Commodity could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise. Finally, because the shares of the Fund are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.
•	THE POLICIES OF THE SPONSORS OF THE FUND COULD AFFECT THE VALUE OF THE NOTES — The policies of the sponsors of the Fund concerning the calculation of the net asset value of the Fund, additions, deletions or substitutions of assets in the Fund and the manner in which changes affecting the Fund are reflected in the prices of the Fund could affect the price of the Fund and, therefore, the amount payable on your notes and their market value. The amount payable on your notes and their market value could also be affected if a sponsor changes these policies, for example, by changing the manner in which it calculates the net asset value of the Fund or if the sponsor discontinues or suspends calculation or publication of the net asset value, in which case it may become difficult to determine the value of your notes.
•	THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO THE PRICES OF GOLD— The value of the SPDR® Gold Trust is closely related to the price of gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be extremely volatile.
•	THERE ARE RISKS RELATING TO COMMODITIES TRADING ON THE LONDON BULLION MARKET ASSOCIATION — The value of the SPDR® Gold Trust is closely related to the price of gold. The reference prices for gold are determined by fixing prices reported by the London Bullion Market Association (“LBMA”). The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon gold fixing levels in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon gold fixing levels.
•	TERMINATION OF A COMMODITY FUND COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — If a Commodity Fund is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to you, such as when the price of the Underlying Commodity is lower than the price of the Underlying Commodity at the time when you purchased your securities.
•	SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The payment at maturity is linked, in part, to the price of the shares of the SPDR® Gold Trust, which is linked exclusively to gold, and not to a diverse basket of commodities or a broad-based commodity index. The prices of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to a Fund that tracks the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain corporate events affecting the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	THE TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS's estimated value will be provided in the pricing supplement and may be as low as the minimum value for JPMS's estimated value set forth on the cover of this term sheet. In addition, the Maximum Return will be provided in the pricing supplement and may be equal to the low end of the range for the Maximum Return set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimum value for JPMS's estimated value and the low end of the range for the Maximum Return.
JPMorgan Structured Investments —	TS-4
Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $121.00 and a Maximum Return of 10.00%. The actual Maximum Return will be provided in the pricing supplement and will not be less than 10.00% or greater than 12.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return	Payment at Maturity
$217.80	80.00%	10.00%	$1,100.00
$199.65	65.00%	10.00%	$1,100.00
$181.50	50.00%	10.00%	$1,100.00
$169.40	40.00%	10.00%	$1,100.00
$157.30	30.00%	10.00%	$1,100.00
$145.20	20.00%	10.00%	$1,100.00
$139.15	15.00%	10.00%	$1,100.00
$133.10	10.00%	10.00%	$1,100.00
$127.05	5.00%	10.00%	$1,100.00
$125.03	3.33%	10.00%	$1,100.00
$122.21	1.00%	3.00%	$1,030.00
$121.00	0.00%	0.00%	$1,000.00
$114.95	-5.00%	0.00%	$1,000.00
$108.90	-10.00%	-5.00%	$950.00
$102.85	-15.00%	-10.00%	$900.00
$84.70	-30.00%	-25.00%	$750.00
$72.60	-40.00%	-35.00%	$650.00
$60.50	-50.00%	-45.00%	$550.00
$48.40	-60.00%	-55.00%	$450.00
$36.30	-70.00%	-65.00%	$350.00
$24.20	-80.00%	-75.00%	$250.00
$12.10	-90.00%	-85.00%	$150.00
$0.00	-100.00%	-95.00%	$50.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a total payment set forth in the table above is calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $121.00 to a Final Share Price of $122.21. Because the Final Share Price of $122.21 is greater than the Initial Share Price of $121.00 and the Fund Return of 1% multiplied by 3 does not exceed the hypothetical Maximum Return of 10%, the investor receives a payment at maturity of $1,030 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (1% x 3)] = $1,030

Example 2: The closing price of one share of the Fund decreases from the Initial Share Price of $121.00 to a Final Share Price of $114.95. Although the Fund Return is negative, because the Final Share Price of $114.95 is less than the Initial Share Price of $121.00 by not more than the Buffer Amount of 5%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Fund increases from the Initial Share Price of $121.00 to a Final Share Price of $157.30. Because the Final Share Price of $157.30 is greater than the Initial Share Price of $121.00 and the Fund Return of 30% multiplied by 3 exceeds the hypothetical Maximum Return of 10%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Fund decreases from the Initial Share Price of $121.00 to a Final Share Price of $84.70. Because the Fund Return is negative and the Final Share Price of $84.70 is less than the Initial Share Price of $121.00 by more than the Buffer Amount of 5%, the investor receives a payment at maturity of $750 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 5%)] = $750

Example 5: The closing price of one share of the Fund decreases from the Initial Share Price of $121.00 to a Final Share Price of $0.00. Because the Fund Return is negative and the Final Share Price of $0.00 is less than the Initial Share Price of $121.00 by more than the Buffer Amount of 5%, the investor receives a payment at maturity of $50 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-100% + 5%)] = $50

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-5
Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical Fund closing prices per share of the Fund from January 2, 2009 through January 10, 2014. The closing price of one share of the Fund on January 14, 2014 was $119.89. We obtained the Fund closing prices below from Bloomberg Financial Markets, without independent verification.

The historical closing prices per share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Fund on the pricing date or Observation Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment in excess of $50 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

Historical Performance of the SPDR® Gold Trust Source: Bloomberg

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits, if any. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

JPMorgan Structured Investments —	TS-6
Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” and “Hypothetical Example of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Diversification of the SPDR® Gold Trust” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-7
Capped Buffered Return Enhanced Notes Linked to the SPDR® Gold Trust